Exhibit (8)(g)(v)

Fee Waiver and Expense Reimbursement Agreement

UBS Series Funds

1285 Avenue of the Americas

New York, New York 10019

May 23, 2018

UBS Asset Management (Americas) Inc.

1285 Avenue of the Americas

New York, New York 10019-6028

Ladies and Gentlemen:

1. UBS Ultra Short Income Fund (“Fund”) is a series of UBS Series Funds, a Delaware statutory trust (the “Trust”). Each separate class of the Fund’s shares is referred to herein as a “Class.” Operating expenses of the Fund or a Class are annual rates expressed as a percentage of average daily net assets.

2. You hereby agree that you will waive a portion of the investment advisory and administration fees payable to you by the Fund and/or reimburse the Fund for its other operating expenses to the extent that the aggregate operating expenses of each Class through August 31, 2019 otherwise would exceed 0.35% for Class A shares, 0.25% for Class P shares, and 0.23% for Class I shares (each, a “Maximum Permitted Rate”).

3. You further agree that you will continue the applicable fee waivers and/or expense reimbursements under Paragraph 2 above until the later of August 31, 2019, or the date on which the Fund’s prospectuses are updated to reflect superseding waiver/reimbursement arrangements, if any, or the termination thereof.

4. The Maximum Permitted Rate of each Class of the Fund does not include any expenses attributable to (1) dividend expense, borrowing costs, and interest expense relating to short sales and (2) investments in other investment companies, interest, taxes, brokerage commissions and extraordinary expenses, and you are not obligated to waive fees or reimburse operating expenses to the extent that the Fund’s aggregate operating expenses exceed the Maximum Permitted Rate because of the aforesaid.

5. The Trust, in turn, agrees that, subject to the limitations set forth in this paragraph, it will repay to you the fee waivers/expense reimbursements made by you pursuant to Paragraph 2. You may waive the right to be repaid such fee waivers/expense reimbursements, as agreed between the Trust and you from time to time. Such repayment shall be made only out of assets of the Fund or Class for which a fee waiver/expense reimbursement was made. In addition, the repayment shall be payable only to the extent it can be made during the three years following the period during which you waived fees or reimbursed the Fund or Class for its operating expenses under this Agreement without causing the aggregate operating expenses of the Fund or Class during a year in which such repayment is made to exceed the lesser of any applicable expense limit that is in place for the Fund or Class (i) at the time of the waiver or reimbursement, or (ii) at the time of recoupment. The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports, and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this Agreement.

6. This Agreement shall terminate automatically upon the termination of the Investment Advisory and Administration Contract between you and the Trust with respect to the Fund; provided, however, that the Fund’s obligation to reimburse you, as described above, will survive the termination of this Agreement unless the Trust and you agree otherwise.

7. You understand that you shall look only to the assets of the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

8. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York, except (a) Paragraph 7 shall be governed by, construed and enforced in accordance with the laws of the State of Delaware and (b) insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

UBS Series Funds		UBS Series Funds

By:	/s/ Eric Sanders	By:	/s/ Keith A. Weller
Name:	Eric Sanders	Name:	Keith A. Weller
Title:	Vice President & Assistant Secretary	Title:	Vice President & Assistant Secretary

The foregoing Agreement is hereby accepted as of May 23, 2018.

UBS Asset Management		UBS Asset Management
(Americas) Inc.		(Americas) Inc.

By:	/s/ Nancy D. Osborn	By:	/s/ William T. MacGregor
Name:	Nancy D. Osborn	Name:	William T. MacGregor
Title:	Director	Title:	Executive Director

2